Exhibit 99.1

IsoEnergy Completes Acquisition of Toro Energy

TORONTO, June 25, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy") (NYSE American: ISOU) (TSX: ISO) is pleased to announce the completion of its previously announced acquisition of Toro Energy Limited ("Toro") (ASX: TOE) by way of a scheme of arrangement under Australia's Corporations Act 2001 (Cth) (the "Transaction" or the "Scheme"). Pursuant to the Scheme, IsoEnergy has acquired all of the issued and outstanding ordinary shares of Toro that it does not already own (the "Toro Shares"). The Scheme was implemented today following approval by Toro shareholders on June 9, 2026, and approval by the Federal Court of Australia on June 15, 2026. The Scheme became effective on June 16, 2026.

Under the terms of the Scheme, eligible participating Toro shareholders received 0.036 of a common share of IsoEnergy (each whole share, an "ISO Share") for each Toro Share held on the Scheme record date. As a result of the implementation of the Scheme, IsoEnergy has issued approximately 4,359,568 ISO Shares to former eligible Toro shareholders.

Philip Williams, Chief Executive Officer and Director of IsoEnergy, commented, "The completion of the Toro acquisition marks another important step in advancing IsoEnergy's strategy to build a globally diversified, development-ready uranium platform. The addition of the Wiluna Uranium Project expands and diversifies our development pipeline, complementing our flagship Hurricane project in the Athabasca Basin. With growing support for nuclear energy and increasingly constructive policy and market conditions for uranium development in Australia, we believe this Transaction positions IsoEnergy to benefit from multiple avenues of future growth. We are pleased to welcome Toro shareholders to IsoEnergy and look forward to advancing the combined portfolio."

Toro Shares were suspended from trading on the Australian Securities Exchange ("ASX") as at close of trading on June 16, 2026, and Toro is expected to be removed from the official list of the ASX on or about June 26, 2026.

For additional information on the Transaction, please refer to IsoEnergy's news releases dated October 12, 2025 and June 10, 2026.

About IsoEnergy

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices.

IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

No securities regulatory authority has either approved or disapproved of the contents of this news release.

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, referred to as "forward-looking information"). Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". The forward-looking information includes statements with respect to the  benefits of the Transaction to the parties and their respective shareholders; the anticipated timing for removal of Toro from the official list of the ASX; anticipated strategic and growth opportunities for IsoEnergy following completion of the Transaction; the successful integration of the businesses of IsoEnergy and Toro; the prospects of each companies' respective projects; the potential for and success of development of the companies' properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production; increased demand for nuclear power and uranium and the expected impact on the price of uranium; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, the accuracy of management's assessment of the effects of the successful completion of the Transaction and that the anticipated benefits of the Transaction will be realized; the anticipated mineralization of IsoEnergy's and Toro's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Merged Group's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the inability of IsoEnergy to realize the benefits anticipated from the Transaction; changes to IsoEnergy's current and future business plans and the strategic alternatives available thereto; growth prospects and outlook of IsoEnergy's business; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and Australia. Other factors which could materially affect such forward-looking information are described with respect to IsoEnergy in IsoEnergy's annual information form in respect of the year ended December 31, 2025 and other filings with the securities regulators which are available under IsoEnergy's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and with respect to Toro at www.asx.com.au. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: Further Information & Investor Relations Inquiries: IsoEnergy Ltd., Philip Williams, CEO and Director, Email: info@isoenergy.ca, Phone: 1-833-572-2333, Website: www.isoenergy.ca

CO: IsoEnergy Ltd.

CNW 07:00e 25-JUN-26